UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Hibbett, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

428567101
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x]            Rule 13d-1(b)
[ ]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fund 1 Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,005,123 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,005,123 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,005,123 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 8.54% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

Item 1.
(a)	Name of Issuer
Hibbett, Inc.
(b)	Address of Issuer’s Principal Executive Offices
2700 Milan Court, Birmingham, Alabama 35211

Item 2.
(a)	Name of Person Filing
Fund 1 Investments, LLC
(b)	Address of Principal Business Office or, if none, Residence
100 Carr 115 Unit 1900 Rincon, Puerto Rico 00677
(c)	Citizenship
Delaware
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
428567101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[x]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)          Amount Beneficially Owned***

The information set forth in Row 9 on the cover page is hereby incorporated by reference into this Item 4(a).

(b)          Percent of Class***

The information set forth in Row 11 on the cover page is hereby incorporated by reference into this Item 4(b).

(c)          Number of shares as to which such person has: ***

(i)          sole power to vote or to direct the vote

(ii)          shared power to vote or to direct the vote

(iii)          sole power to dispose or to direct the disposition of

(iv)          shared power to dispose or to direct the disposition of

The information set forth in Rows 5 through 8 on the cover page is hereby incorporated by reference into this Item 4(c).

*** Shares reported herein for Fund 1 Investments, LLC are held for the benefit of private investment vehicles for which Pleasant Lake Partners LLC serves as investment adviser.  Fund 1 Investments, LLC serves as managing member of Pleasant Lake Partners LLC.  Jonathan Lennon serves as managing member of Fund 1 Investments, LLC.  Each of Fund 1 Investments, LLC, Pleasant Lake Partners LLC and Mr. Lennon disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
All percentages reported herein with respect to the Reporting Person’s holdings are calculated based upon a statement in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 28, 2023, as filed with the Securities and Exchange Commission on December 5, 2023, that there were 11,771,751 shares of Common Stock of the Issuer outstanding as of November 30, 2023.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4.
In addition, Pleasant Lake Onshore Feeder Fund, LP, a private investment vehicle for which Pleasant Lake Partners LLC serves as investment adviser, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Stock of the Issuer.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
See Item 4.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
February 14, 2024
FUND 1 INVESTMENTS, LLC

By: /s/ Benjamin C. Cable
Benjamin C. Cable
Chief Operating Officer